SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under

Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number 001-14157

Telephone and Data Systems, Inc.

(Exact name of registrant as specified in its charter)

30 N. LaSalle St., Suite 4000, Chicago, IL  60602, 312-630-1900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7.6% Series A Notes Due 2041
(Title of each class of securities covered by this Form)

Common Shares, $.01 par value
Special Common Shares, $.01 par value

6.625% Senior Notes due 2045

6.875% Senior Notes due 2059

7% Senior Notes due 2060
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Telephone and Data Systems, Inc.

DATE: May 16, 2011	By:	/s/ Peter L. Sereda
Peter L. Sereda Vice President and Treasurer